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                                                              Exhibit 99 (a) (6)

                THIS FORM IS SUBJECT TO APROVAL BY INLAND REVENUE

 Election to transfer the Employer's National Insurance Liability on Unapproved
                                 Share Options

INTRODUCTION

As an employee of Checkline plc (the "Company"), a wholly-owned subsidiary of Trintech Group plc, you are eligible to participate in the 1997 Trintech Group plc Share Option Scheme (the "Plan"). Any options which are granted to you under the Plan whilst you are UK resident are subject to income tax and employee's National Insurance Contributions when you exercise them and purchase shares. In addition, the Company is currently liable to pay employer's National Insurance by virtue of section 4(4)(a) of the Social Security Contributions and Benefits Act 1992 (the "Secondary Contributions"), on any gains which you make when you exercise, assign or release your options under the Plan.

Paragraph 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992 enables you and the Company to enter into a joint election to transfer any employer's NIC liability from the Company to you.

The grant of all options granted to you in exchange for certain outstanding options tendered by you for cancellation pursuant to the conditions set forth in the document entitled "Offer to exchange certain outstanding options held by eligible employees for new options" dated November 13, 2001 (the "Offer to Exchange"), is subject to you agreeing to enter into a joint election (the "Election") whereby you agree to accept the transfer of the whole of the National Insurance liability arising from the grant, release, exercise or assignment of options under the Offer to Exchange. By signing the Declaration contained in this Election, you agree that when you exercise, assign or release your options you will be liable to pay the whole of any Secondary Contributions which is due on any gain which you make.

The Inland Revenue has approved the form of this Election.

THE TERMS OF THE ELECTION

This Election relates to all the options that were granted under the Plan (the "Options") (including those which are to be granted to you if you accept the Offer to Exchange) listed in the table on the Election Form provided to you together with the Offer to Exchange.

1. The Company hereby transfers to you the whole of the liability to pay the Secondary Contributions arising on or after the date of this Election.

2. You hereby accept the transfer from the Company of the whole of the liability to pay the Secondary Contributions arising on or after the date of this Election.

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3.   You shall (or any person entitled to exercise the Options in the event of your death under the terms of the Options) within 3 working days of exercising, assigning or releasing any of the Options notify the Company of that exercise, assignment or release. You hereby agree to make such notification regardless of whether the Options are exercised, assigned or released after you have ceased to be employed by the Company or at any time when you are no longer resident in the United Kingdom.

4. You hereby authorise the Company, or Trintech Group plc, on behalf of the Company, to collect the Secondary Contributions (together with employee's National Insurance and tax) as follows:-

     (i) by you providing the Company with the amount (in cleared funds) of the Secondary Contributions that are due within three business days of the stock option administrator advising you of the amount of tax, employee's National Insurance and Secondary Contributions which are payable. You must pay the said amount by cheque, bank draft, bank transfer or any other method that you and the Company agree to be appropriate at the relevant time. Such payment must be sent to the Trintech Group plc, Trintech Building, South County Business Park, Leopardstown, Dublin 18, Ireland, not later than the date on which the notice of exercise is received (or such later date shortly thereafter as may be agreed with the Company); failing which

     (ii) by the Company, Trintech Group plc, or its authorised agent promptly arranging for the sale of sufficient shares in respect of which the Options are exercised and retaining sufficient sale proceeds to meet the liability for tax, employee's national insurance and Secondary Contributions. You will then receive the net proceeds of sale directly from the Company or its authorised agent. Any further amount due to the Company will be due and payable under the terms of
            (iii) below, or in cleared funds, at the option of the Company;

     (iii) by deduction from your salary, or any other money or payment which may be due to you.

5. Where payment is due from the Company or Trintech Group plc for assignment or release of the Options, you authorise a deduction of the Secondary Contributions sufficient to cover the liability from such payment. Where any agreement is made between you and a third party for the assignment or release of the Options, and payment is to be made from a third party, you authorise the third party to withhold an amount sufficient to cover the Secondary Contributions due from the payment and such amount will be paid to the Company within 7 days following the assignment or release of the Options.

6. The Company shall pass all monies it has collected in respect of the Secondary Contributions to the Collector of Taxes by no later than 14 days after the end of the income tax month in which you realise a gain from the Options.

7. You hereby agree that no shares shall be registered in your name until you have met the Secondary Contributions liability on the gain realised by the exercise, assignment or release of the Options in accordance with this Election.


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8.   The Company shall keep such records and make such notifications or reporting in respect of the Secondary Contributions as shall be required by the United Kingdom legislation in force from time to time.

9. This Election shall continue in full force and effect in the event that you leave the Company.

10.  This Election shall cease to have effect in the event that:

     (i)    the Options lapse or are otherwise not capable of being exercised;

     (ii)   it is revoked jointly by both parties in writing;

     (iii)  the Company gives you notice that the Election shall terminate;

     (iv) the Board of Inland Revenue serves notice upon the Company that approval for the Election has been withdrawn.

11.  This Election is governed by English Law.

Declaration

I hereby agree to be bound by the terms detailed in paragraphs 1 to 11 of this Election and in particular acknowledge that by signing this agreement, I am (amongst other things) consenting to:

1. accept liability for and to pay the whole of any Secondary Contributions which may be payable upon the exercise, assignment or release of the Options. I understand that there is no cap on this liability and, failing which;

2. authorise the Company, or his agent, to withhold and sell all or a sufficient number of the shares which I would receive upon the exercise of the Options in order to pay the whole of the Secondary Contributions; and, in respect of any balance required to pay the whole of the Secondary Contributions,

3. the Company deducting any final amounts due, from my salary or other payment due to me.



IN WITNESS whereof this election has been duly executed and delivered as a deed.

Executed as a deed by the            )
said [Employee]                      )
In the presence of:

Witness Signature:           . . . . . . . . . .     . . . . . . . . . . . . . .

Witness Name:                . . . . . . . . . .     . . . . . . . . . . . . . .


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Witness address and occupation . . . . . . . . . . . . . . . . . . . . . . . . .

Executed as a deed by                )
Checkline plc                        )

 . . . . . . . . . . . . . . . . . . . . . .   Director
 . . . . . . . . . . . . . . . . . . . . . .   Director/Secretary


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